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                              February 2, 2024

       Dirkson Charles
       Chief Executive Officer
       Loar Holdings Inc.
       20 New King Street
       White Plains, NY 10604

                                                        Re: Loar Holdings Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted January
19, 2024
                                                            CIK No. 0002000178

       Dear Dirkson Charles:

            We have reviewed your amended draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       January 10, 2024 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 19, 2024

       Exclusive Forum, page 88

   1. Disclosure on page 40 indicates the federal district courts of the United States of America will be the exclusive
forum for actions arising under the Securities Act and the Exchange
                                                        Act. Disclosure on page
89 indicates the federal district courts of the United States of
                                                        America will be the
exclusive forum for actions arising under the Securities Act. Please reconcile.
 Dirkson Charles
FirstName LastNameDirkson Charles
Loar Holdings Inc.
Comapany2,NameLoar
February   2024    Holdings Inc.
February
Page 2 2, 2024 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
9. Environmental Costs, page F-17

2. We note your response to prior comment 17. Please revise your disclosure accordingly.
       Please contact Andi Carpenter at 202-551-3645 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      Aslam A. Rawoof